                                 SCHEDULE 13D

                                (Rule 13d-101)

 Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                           Pinnacle Global Group, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                                     Common
                    ---------------------------------------
                         (Title of Class of Securities)

                                   723465 10 0
                    ---------------------------------------
                                 (CUSIP Number)

                             Margaret E. Holland
                   Holland, Johns, Schwartz & Penny, L.L.P.
                       306 West Seventh Street, Suite 500
                              Fort Worth, TX 76102
                                (817) 335-1050
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                               October 2, 2000
                    ---------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box. [_]

      Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723465 10 0                 13D

       1.  Name of reporting person                Cummer/Moyers Holdings, Inc.

            IRS Identification Nos. of above persons (entities only) 75-2354593

       2.  Check the appropriate box if a member of a group            (a)  [x]
            (See Instructions)                                         (b)  [_]

       3.  SEC use only
                        ------------------------------------------------------

       4.  Source of funds                                                   OO

       5.  Check if disclosure of legal proceedings is required pursuant to
            Item 2(d) or 2(e)                                               [_]

       6.  Citizenship or place of organization                           Texas

Number Of Shares Beneficially Owned By Each Reporting Person With

       7.  Sole voting power                                            510,000

       8.  Shared voting power                                          340,000

       9.  Sole dispositive power                                       510,000

      10.  Shared dispositive power                                     340,000

      11.  Aggregate amount beneficially owned by each reporting person 850,000

      12.  Check box if the aggregate amount in Row (11) excludes certain shares
            [  ]            (See Instructions)

      13.  Percent of class represented by amount in Row (11)              5.9%

      14.  Type of reporting person                                      HC, CO
            (See Instructions)

 CUSIP No. 723465 10 0                13D

       1.  Name of reporting person Jeffrey A. Cummer

            IRS Identification Nos. of above persons (entities only)

       2.  Check the appropriate box if a member of a group             (a) [x]
            (See Instructions)                                          (b) [_]

       3.  SEC use only
                        ------------------------------------------------------

       4.  Source of funds                                                   OO

       5.  Check if disclosure of legal proceedings is required pursuant to
            Item 2(d) or 2(e)                                               [_]

       6.  Citizenship or place of organization                           Texas

Number Of Shares Beneficially Owned By Each Reporting Person With

       7.  Sole voting power                                                  0

       8.  Shared voting power                                          850,000

       9.  Sole dispositive power                                             0

      10.  Shared dispositive power                                     850,000

      11.  Aggregate amount beneficially owned by each reporting person 850,000

      12.  Check box if the aggregate amount in Row (11) excludes certain shares
             [_]            (See Instructions)

      13.  Percent of class represented by amount in Row (11)              5.9%

      14. Type of reporting person                                          IN
            (See Instructions)

CUSIP No. 723465 10 0                 13D

       1.  Name of reporting person Dwayne A. Moyers

            IRS Identification Nos. of above persons (entities only)

       2.  Check the appropriate box if a member of a group             (a) [x]
            (See Instructions)                                          (b) [_]

       3.  SEC use only
                        ------------------------------------------------------

       4.  Source of funds                                                   OO

       5.  Check if disclosure of legal proceedings is required pursuant to
            Item 2(d) or 2(e)                                               [_]

       6.  Citizenship or place of organization                           Texas

Number Of Shares Beneficially Owned By Each Reporting Person With

       7.  Sole voting power                                                  0

       8.  Shared voting power                                          850,000

       9.  Sole dispositive power                                             0

      10.  Shared dispositive power                                     850,000

      11.  Aggregate amount beneficially owned by each reporting person 850,000

      12.  Check box if the aggregate amount in Row (11) excludes certain shares
            [_]             (See Instructions)

      13.  Percent of class represented by amount in Row (11)              5.9%

      14.  Type of reporting person                                          IN
            (See Instructions)

                          Pinnacle Global Group, Inc.
                                 SCHEDULE 13D

Item 1.   Security and Issuer

      The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Pinnacle Global Group, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices located at 5599 San Felipe, Suite 555, Houston, Texas 77056.

Item 2.   Identity and Background

     This statement is being filed by Cummer/Moyers Holdings, Inc., and its directors and executive officers, Jeffrey A. Cummer and Dwayne A. Moyers (collectively hereafter referred to as the "Reporting Persons").

          (a) Cummer/Moyers Holdings, Inc. is a Texas corporation engaged in the business of investments. Its principal business and office is located at 3417 Hulen Street, Fort Worth, Texas 76107.

          (b) Jeffrey A. Cummer is a director and president of Cummer/Moyers Holdings, Inc. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Cummer is currently employed as president of the Fixed Income Division of Sanders Morris Harris Inc., a wholly owned subsidiary of Pinnacle Global Group, Inc. located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Cummer is a United States citizen.

          (c) Dwayne A. Moyers is a director, vice president, secretary and treasurer of Cummer/Moyers Holdings, Inc. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Moyers is currently employed as vice president of the Fixed Income Division of Sanders Morris Harris Inc., a wholly owned subsidiary of the Issuer located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     No funds were used by the Reporting Persons in acquiring the securities. The shares of the Issuer were received by the Reporting Persons in exchange for shares of common stock of Cummer/Moyers Securities, Inc., a wholly-owned subsidiary of Cummer/Moyers Holdings, Inc., and of Cummer/Moyers Capital Advisors, Inc., a wholly-owned subsidiary of Cummer/Moyers Capital Partners, Inc., a wholly-owned subsidiary of Cummer/Moyers Holdings, Inc.

     Following the share exchange, Cummer/Moyers Securities, Inc. became a wholly-owned subsidiary of Sanders Morris Harris Inc., a wholly-owned subsidiary of the Issuer; and Cummer/Moyers Capital Advisors, Inc. became a wholly-owned subsidiary of the Issuer.

     Cummer/Moyers Holdings, Inc. initially received 510,000 shares of the Issuer's Common Stock in exchange for all 1,000 shares outstanding of Cummer/Moyers Securities, Inc. and could receive an additional 90,000 shares of Common Stock if certain conditions are met in the future. Cummer/Moyers Capital Partners, Inc. received 340,000 shares of the Issuer's Common Stock in exchange for all 6,000 shares outstanding of Cummer/Moyers Capital Advisors, Inc. and could receive an additional 60,000 shares of Common Stock if certain conditions are met in the future. The additional 90,000 shares and 60,000 shares are hereinafter referred to as the "Contingent Shares."

     Immediately following the share exchange, Cummer/Moyers Capital Partners, Inc. made a dividend of the 340,000 shares of the Issuer to its parent, making Cummer/Moyers Holdings, Inc. the owner of all 850,000 shares of the Issuer issued in the transaction. The terms of the transaction are set forth in the Agreement and Plan of Reorganization dated as of October 2, 2000, among the Issuer, Sanders Morris Harris Inc., Cummer/Moyers Holdings, Inc., Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc., and Cummer/Moyers Capital Advisors, Inc.

Item 4.   Purpose of Transaction

     Cummer/Moyers Holdings, Inc. acquired the Common Stock of the Issuer in connection with a share exchange involving its wholly-owned subsidiaries and plans on holding the shares for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in:

          (a) the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases and may acquire the Contingent Shares.

          (b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

          (d) any change in the present Board of Directors or management of the Issuer.

          (e) any material change in the present capitalization or dividend policy of the Issuer.

          (f) any material change in the Issuer's business or corporate structure.

          (g) changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

          (h) any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j)  any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) Cummer/Moyers Holdings, Inc. is the beneficial owner of 850,000 shares of Common Stock (approximately 5.9% of the total number of shares of Common Stock outstanding) as of October 2, 2000. Neither Mr. Cummer nor Mr. Moyers currently own any shares of Common Stock of the Issuer or any right to purchase such shares, except any beneficial ownership they may have as directors and officers of Cummer/Moyers Holdings, Inc.

          (b) The 850,000 shares of Common Stock owned by Cummer/Moyers Holdings, Inc. is subject to its sole power to vote and dispose of the Common Stock.

          (c) The Reporting Persons do not know of any person other than the Reporting Persons who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.

          (d) Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Cummer and Mr. Moyers disclaim beneficial ownership of 850,000 shares of Common Stock of the Issuer held by the companies of which they are directors and officers.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

     Exhibit 2 The Agreement and Plan of Reorganization dated as of October 2, 2000, among the Issuer, Sanders Morris Harris Inc., Cummer/Moyers Holdings, Inc., Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc., and Cummer/Moyers Capital Advisors, Inc.

     Exhibit 99  Joint Filing Agreement

                                  SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

      Dated:  October 10, 2000

                                   Cummer/Moyers Holdings, Inc.



                                   By:  /s/ Jeffrey A. Cummer
                                        -----------------------------------
                                        Jeffrey A. Cummer, President



                                   /s/ Jeffrey A. Cummer
                                   ----------------------------------------
                                        Jeffrey A. Cummer



                                   /s/ Dwayne A. Moyers
                                   ----------------------------------------
                                        Dwayne A. Moyers

                                 EXHIBIT INDEX

Exhibit                            Document
-------                            --------
2 The Agreement and Plan of Reorganization dated as of October 2, 2000, among the Issuer, Sanders Morris Harris Inc., Cummer/Moyers Holdings, Inc., Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc., and Cummer/Moyers Capital Advisors, Inc.

99        Joint Filing Agreement